CODE OF BUSINESS CONDUCT AND ETHICS

1.	Introduction

Baytex Energy Corp. and its affiliates ("we", "us", "our", "Baytex" and the "Corporation") are committed to maintaining the highest standards of professional and ethical conduct. Our reputation for honesty and integrity is key to the success of our business.

This Code of Business Conduct and Ethics (the "Code") applies to all employees, consultants, officers and directors of Baytex (collectively, "you", "your" and "Staff Members").  No Staff Member will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all Staff Members are expected to comply.  Baytex will not tolerate any conduct that is unlawful or damaging to Baytex's reputation. Please read this Code carefully. In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws.  This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in the specific policy statements, such as the Disclosure, Trading and Confidentiality Policy.

This Code will help us meet our business practice standards and comply with applicable laws and regulations. It is essential that this Code be observed. The Code is very important to protecting Baytex's business and reputation. While it takes time to build this reputation of honesty and integrity, a single thoughtless or unethical act can destroy what we have carefully built over the years.

2.	Management Commitment

Management of Baytex is committed to living up to the highest standards of ethical behaviour and integrity and to create a work atmosphere that supports our corporate values and policies, including this Code.  This Code has been read, discussed and adopted by all of our officers.

We believe that effective corporate governance begins with a strong board of directors, able to act independently.  The board of directors of Baytex (the "Board of Directors") consists of a majority of outside, independent directors.  Each member of the Board of Directors has read and committed to this Code (to the extent that the provisions thereof are applicable to the role of a director).

3.	Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation.  A conflict of interest can arise either when you have interests that may make it difficult for you to perform your professional obligations fully or when you otherwise take action for your direct or indirect benefit or the direct or indirect benefit of a third party that is inconsistent with the interests of the Corporation.  Conflicts of interest also arise when you, or a member of your family, receive improper personal benefits as a result of your position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Staff Members are not permitted to do anything that does not support the best interests of Baytex. For example, you should not:

•	Use Baytex property for your own material benefit;

•	Influence Baytex's contractors or consultants for your own personal gain;

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Act on business opportunities or investments presented to Baytex, other than for the benefit of Baytex, that are not available to the public, without written permission from the President and Chief Executive Officer*;

•	Make or recommend decisions for Baytex that might financially benefit you, your family members or your friends;

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Own a five percent (5%) or more equity interest in any entity that sells supplies or furnishes services to, or otherwise does business with, Baytex without written permission from the President and Chief Executive Officer*; or

•	Own a five percent (5%) or more equity interest in any entity that is a competitor of Baytex without written permission from the President and Chief Executive Officer*.

Staff Members must agree to comply with this Code at the time of its adoption or the commencement of their employment/engagement, whichever is later.  At that time, Staff Members will also be asked to report in writing any actual or potential conflicts of interest, which will allow appropriate steps to be taken to protect Staff Members from these situations.  Such steps may include, without limitation, excluding the Staff Member from certain information or activities of Baytex.  If an actual or potential conflict of interest subsequently arises, Staff Members must immediately report details of such conflict of interest in writing to Baytex's President and Chief Executive Officer*.

During business hours, officers and employees of Baytex should devote their full time and attention to Baytex and their assigned duties.  Unrelated outside activities, business, or secondary employment or consulting, are not permitted during business hours.

No officer or employee of Baytex should serve as a director of any corporation that Baytex does not control or have an ownership interest in (other than personal holding corporations), without the written approval of Baytex's President and Chief Executive Officer*.  It is acceptable to serve on the board of a non-profit, charitable, religious or civic organization without prior written approval, provided it does not interfere with or impair the officer or employee's ability to perform their duties at Baytex and represents a commitment of personal time.

(* Note:  In the case of the President and Chief Executive Officer of the Corporation, permission/approval will be sought from the Executive Chairman of the Corporation.)

4.	Confidential and Proprietary Information

Staff Members may know confidential information concerning the Corporation's business, including customers, suppliers, business contacts, other Staff Members or technical information.  Staff Members must maintain the confidentiality of any information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated.

 Generally, any information stored by and/or processed by Baytex is proprietary information.  Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors.  Examples of proprietary information include intellectual property, business and marketing plans and employee information.

Confidential and proprietary information must be used for Baytex purposes only, never for personal gain.  Baytex prohibits Staff Members from releasing or misusing any confidential or proprietary information. The obligation to preserve confidential or proprietary information continues even after you leave the Corporation.

5.	Accuracy of Records and Reporting

As you are aware, full, fair, accurate, timely and understandable disclosure in the reports and other documents that Baytex files with, or submits to, the public regulatory authorities and in our other public communications is critical for us to maintain our good reputation, to comply with our obligations under securities laws and to meet the expectations of our shareholders and other members of the investment community.  Staff Members are to exercise the highest standard of care in preparing such reports, documents and other public communications, or in ensuring that such reports, documents and other public communications are prepared, in accordance with the guidelines set forth below.

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Compliance with generally accepted accounting principles in Canada ("GAAP") is required at all times.  However, technical compliance with GAAP may not be sufficient and, to the extent that technical compliance with GAAP would render financial information that the Corporation reports misleading, additional disclosure will be required;

•	Compliance with the Corporation's system of internal accounting controls is required at all times, and no action designed to circumvent such controls and procedures will be tolerated; and

•	Compliance with Baytex's disclosure controls and procedures is required at all times, and no action designed to circumvent such controls and procedures will be tolerated.

Staff Members are responsible for establishing and managing our financial reporting systems to ensure that:

•	All business transactions are properly authorized;

•	All records fairly and accurately reflect the transactions or occurrences to which they relate;

•	All records fairly and accurately reflect in reasonable detail the Corporation's assets, liabilities, revenues and expenses;

•	The Corporation's accounting records do not contain any false or intentionally misleading entries;

•	No transactions are intentionally misclassified as to accounts, departments or accounting periods;

•	All transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period; and

•	No information is concealed from management, the independent auditors, the Audit Committee or the Board of Directors.

Business records and communications often become public through legal or regulatory investigations or the media.  We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies.  This applies to communications of all kinds, including e-mail and informal notes or interoffice memos.  Records should be retained and destroyed in accordance with the Corporation's records retention policy.

Staff Members having concerns with regards to questionable accounting and financial reporting are asked to submit their concerns in confidence to Mr. Naveen Dargan, Chairman of the Audit Committee of the Board of Directors at the Corporation's head office.  The Audit Committee will review all such complaints and communicate their findings and recommendations to the full Board of Directors.  For further information, please refer to Baytex's Statement on Reporting Ethical Violations which is available on the Baytex Intranet and Internet sites.

6.	Protection and Proper Use of Assets

All Staff Members should endeavour to protect the Corporation's assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Corporation's profitability.  Any suspected incidents of fraud or theft should be immediately reported for investigation.

Our assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management.  Our assets may never be used for illegal purposes.

7.	Insider Trading

Insider trading is unethical and illegal. Staff Members are not allowed to trade in securities of a company while in possession of material non-public information regarding that company.  It is also illegal to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further.  The Corporation has a Disclosure, Trading and Confidentiality Policy, which sets forth your obligations in respect of trading in the Corporation's securities.

8.	Fair Dealing

Each Staff Member should endeavour to deal fairly with the Corporation's customers, suppliers, competitors and other Staff Members.  No Staff Member should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

9.	Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success.  All Staff Members must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety.  Staff Members who fail to comply with applicable laws, rules and regulations applicable to our business will be subject to disciplinary action, up to and including discharge from the Corporation.

10.	Compliance with Environmental Laws

Baytex is dedicated to complying with all relevant environmental laws and regulations and requires Staff Members to comply with these laws and regulations as well.   If any Staff Member has any doubt as to the applicability or meaning of a particular environmental regulation, he or she should discuss the matter with a member of the Corporation's senior management.  For further information, please refer to Baytex's Environment, Health & Safety Policy which is available on the Baytex Intranet site.

11.	Discrimination and Harassment

We value the diversity of our Staff Members and are committed to providing equal opportunity in all aspects of employment.  Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual.  Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.  Staff Members are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

12.	Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices.  The Corporation is committed to keeping its workplaces free from hazards.  Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all Staff Members, you must report to work free from the influence of any substance that could prevent you from conducting work activities safely and effectively.  For further information, please refer to Baytex's Environment, Health & Safety Policy which is available on the Baytex Intranet site.

13.	Community

The Corporation operates within the wider community of the countries in which it operates and  from which it derives its Staff Members, customers, goods and services and revenues.  The Corporation's own health depends on that of the community.  It follows that all Staff Members have a responsibility to consider the impact that their actions, as individuals and as a company, may have on that community.

The Corporation strives to enhance the quality of life in those communities where it has Staff Members, through corporate contributions towards educational programs, community activities, and programs that support health, safety, arts and cultural initiatives.  Staff Members are encouraged to continue their active roles in the community through private donations, volunteer work and participation in the political process.

14.	Use of E-mail, the Internet and Social Media

E-mail systems and Internet services are provided to help you do your work.  Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose.  You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment.  Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business and is prohibited.

Your messages (including voice mail) and computer information are considered company property and you should not have any expectation of privacy.  Unless prohibited by law, the Corporation reserves the right to access and disclose this information as necessary for business purposes.  Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

In order to maintain the consistency and quality of the disclosures by Baytex to its stakeholders, and to better limit the potential for leaks of confidential information or selective disclosure, you should not disclose or discuss matters relating to Baytex on blogs, tweets, bulletin boards, social networking sites and other social media sites.

Baytex's Employee Handbook contains formal policies respecting the use of company computers and information technology equipment.  All Staff Members are expected to be aware of and comply with these policies.  Violation of these policies may result in disciplinary action, up to and including discharge from the Corporation.

15.	Political Activities and Contributions

We respect and support the right of our Staff Members to participate in political activities.  However, these activities should not be conducted on company time or involve the use of any company resources.  Staff Members will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations.  In such cases, our funds and resources may be used, but only when permitted by law and by our strict guidelines.  The Corporation may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so.  The Corporation may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations.  No employee may make or commit to political contributions on behalf of the Corporation without the approval of the President and Chief Executive Officer.

16.	Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners.  These courtesies include such things as meals and beverages, tickets to sporting or cultural events, travel, accommodation and other merchandise or services.  In some cultures they play an important role in business relationships.  However, a problem may arise when such courtesies compromise – or appear to compromise – our ability to make objective and fair business decisions.  The same rules apply to Staff Members offering gifts and entertainment to our business associates.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided.  These guidelines apply at all times, and do not change during traditional gift-giving seasons.

The value of gifts should be nominal, both with respect to frequency and amount.  Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate.  Likewise, business entertainment should be moderately scaled and intended only to facilitate business goals.  Use good judgment.  "Everyone else does it" is not sufficient justification.  If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, ask yourself these guiding questions:

•	Is it legal?

•	Is it clearly business related?

•	Is it moderate, reasonable, and in good taste?

•	Would public disclosure embarrass Baytex?

•	Is there any pressure to reciprocate or grant special favours?

Strict rules apply when we do business with governmental agencies and officials, whether in Canada or in other countries, as discussed in more detail below.  Because of the sensitive nature of these relationships, talk with your supervisor and the Vice President, General Counsel and Corporate Secretary of the Corporation before offering or making any gifts or hospitality to governmental employees.

17.	Payments to Domestic and Foreign Officials

Staff Members must comply with all laws prohibiting improper payments to domestic and foreign officials.  Although certain types of "facilitation" payments may not be illegal, the Corporation's policy is to avoid making such payments.  If any Staff Member finds that adherence to the Corporation's policy would cause a substantial, adverse effect on operations, that fact should be reported to the Vice President, General Counsel and Corporate Secretary of the Corporation who will determine whether an exception may lawfully be authorized.  If a facilitation payment is made, such payment must be properly entered and identified on the books of the Corporation and all appropriate disclosures made.

Violation of laws relating to improper payments to domestic and foreign officials is a criminal offence and a person who contravenes these laws may be may be guilty of an indictable offence and liable to imprisonment.  If the violation results in any revenues or profits payable to the Corporation, those revenues or profits may be subject to forfeiture to the Government.

Violation of this policy may result in disciplinary action up to and including discharge from the Corporation.

18.	Reporting of any Illegal or Unethical behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner.  Staff Members are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code.  We prohibit retaliatory action against any Staff Member who, in good faith, reports a possible violation.  It is unacceptable to file a report knowing it to be false.  We have adopted a Statement on Reporting Ethical Violations which permits the submission of any concerns in a confidential and, if desired, anonymous manner.  A copy of our Statement on Reporting Ethical Violations is available on the Baytex Intranet and Internet sites.

19.	Waivers and Changes

Any waiver of this Code for executive officers or directors will be made only by the Board of Directors or a committee of the Board of Directors and will be disclosed as required by applicable laws, regulations and listing standards.

Any substantive change to this Code must be in writing, approved by the Board of Directors and will be disclosed as required by applicable laws, regulations and listing standards.

20.	Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter.  There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action.  In those circumstances we encourage you to use your common sense, and to contact your supervisor, manager or the human resources manager for guidance.

If you do not feel comfortable discussing the matter with your supervisor, manager or the human resources manager, please call Murray Desrosiers, Vice President, General Counsel and Corporate Secretary of the Corporation, at (587) 952-3255.  Alternatively, you may submit your concern anonymously by following the process outlined in our Statement on Reporting Ethical Violations, which is available on the Baytex Intranet and Internet sites.

Staff Members who fail to comply with this Code, any of the policies referenced herein or applicable laws, rules or regulations applicable to our business will be subject to disciplinary action, up to and including discharge from the Corporation.

To monitor compliance with the Code, Staff Members will be periodically required to confirm that they have complied with the Code for the specified period and that they will continue to comply with it in the future.

Approved by the Board of Directors on February 1, 2012